As filed with the United States Securities and Exchange Commission August 10, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Freeport-McMoRan Copper & Gold Inc.
(Name of Subject Company)
______________________

Freeport-McMoRan Copper & Gold Inc.
(Name of Filing Person - Offeror)
______________________

7% Convertible Senior Notes due 2011
(Title of Class of Securities)
______________________

35671DAJ4 and 3567DAK1
(CUSIP Number of Class of Securities)
______________________

Kathleen L. Quirk
Vice President and Treasurer
Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, Louisiana 70112
Telephone: (504) 582-4000
Facsimile: (504) 582-4511
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:
Douglas N. Currault II, Esq.
Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L.L.P.
201 St. Charles Avenue, 51st Floor
New Orleans, Louisiana 70170
Telephone: (504) 582-8000
Facsimile: (504) 582-4250

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$552,087,767	$16,949

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the conversion of all of our outstanding 7% Convertible Senior Notes due 2011 into our Class B Common Stock. If all of the notes are converted, we will pay to the holders thereof an aggregate of $26,384,670 in cash plus accrued and unpaid interest on the Notes of $570,039 and issue to the holders thereof an aggregate of 9,496,077 shares of our Class B Common Stock having an aggregate market value of $525,133,058 (based on the average of the high and low trading prices of our Class B Common Stock on the New York Stock Exchange on August 8, 2006). Based on the maximum value of the offer, the transaction value is equal to $552,087,767. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2006 issued by the Securities and Exchange Commission on March 1, 2006, equals $30.70 per million of the transaction value.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A

Form or Registration No.:  N/A

Filing Party: N/A

Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[X]          going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

____________________________________________________________________________________________________________

INTRODUCTORY STATEMENT

This combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively, the “Schedule TO”) is being filed by Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer (“Offer of Premium”) to pay a cash premium of $90 (the “Conversion Premium”), plus accrued interest up to, but excluding, the conversion date, for each $1,000 principal amount of 7% Convertible Senior Notes due 2011 (the “Notes”) that is converted into the Company’s Class B Common Stock (the “Common Stock”), par value $0.10 per share. No fractional shares will be issued in the Offer of Premium, and, in lieu thereof, holders of the Notes who would have been entitled to a fractional share will be paid an amount in cash based on the closing price of the Common Stock on the last trading day before the conversion date.

The Offer of Premium will be on the terms and subject to the conditions set forth in the offering circular dated August 10, 2006 (the “Offering Circular”), a copy of which is attached as Exhibit (a)(1) to this Schedule TO, and in the related Special Conversion Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2). The Offer of Premium will expire at 12:00 midnight, Eastern Standard Time, on September 7, 2006.

At any time, we may waive any condition to the Offer of Premium and accept all Notes tendered for conversion pursuant to the Offer of Premium. We can also extend the expiration date of the Offer of Premium. Furthermore, we reserve the right at any time to terminate the Offer of Premium for any reason or for no reason at all and not accept any Notes tendered. We can also amend the terms of the Offer of Premium at any time, and any amendment will apply to all Notes tendered pursuant to the Offer of Premium.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Offering Circular under the heading “Summary - Summary of the Offer” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The issuer of the securities subject to the Offer of Premium is Freeport-McMoRan Copper & Gold Inc., a Delaware corporation. Our executive offices are located at 1615 Poydras Street, New Orleans, Louisiana 70112. Our telephone number is (504) 582-4000.

(b) Securities. The subject class of securities are our 7% Convertible Senior Notes due 2011. As of August 8, 2006, there was $293,163,000 aggregate principal amount of Notes outstanding.

(c) Trading Market and Price. The information set forth in the Offering Circular under the heading “Price Ranges for Notes and Common Stock and Quarterly and Supplemental Cash Dividends” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. Freeport-McMoRan Copper & Gold Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO. With respect to the directors and executive officers of the Company, the information is set forth in our definitive proxy statement on Schedule 14A relating to our 2006 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 22, 2006, and which is incorporated herein by reference. No person controls the Company.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)  Material Terms. The information set forth in the Offering Circular under the headings “Summary - Summary of the Offer,” “Procedures for Participating in the Offer,” “Special Factors,” “The Offer” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. None of the Notes are held by any officer, director or affiliate of the Company. Accordingly, we do not anticipate that any officer, director or affiliate of the Company will participate in the Offer of Premium.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. No agreement, arrangement or understanding exists between the Company (including any person specified in Item 3(a) of this Schedule TO) and any other person with respect to any securities of the Company.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offering Circular under the headings “Summary - Background and Purpose” and “Special Factors - Background of and Reasons for the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired: The Notes acquired pursuant to the Offer of Premium will be cancelled by the Company.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Offering Circular under the headings “Summary - Background and Purpose,” “Risk Factors - Risks Relating to the Offer and Notes,” “Special Factors - Plans of the Company after the Offer; Effects of the Offer,” “Dividend Policy,” “Summary Description of Common Stock,” and “Capitalization” is incorporated herein by reference.

(4) None.

(5) None.

(6), (7) The information set forth in the Offering Circular under the heading “Special Factors - Plans of the Company after the Offer; Effects of the Offer” is incorporated herein by reference.

(8) None.

(9) None.

(10) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offering Circular under the headings “Summary of the Offer - What are we seeking to accomplish in the offer and what consideration are we offering in the offer?,” “Summary of the Offer - How will we pay the Conversion Premium for the Notes converted in the Offer?” and “Capitalization” are incorporated herein by reference. See the Transaction Valuation Note above for the total consideration that we will be required to deliver to the holders of the Notes if all of the outstanding Notes are tendered in the Offer of Premium.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. None.

(b) Securities Transactions. From September 2005 through July 2006, we completed privately negotiated transactions with Note holders resulting in the early conversion of $281.8 million principal amount of the Notes (or approximately 49% of the Notes then outstanding) into Common Stock.

In those transactions, the participating holders converted their Notes into 9.1 million shares of Common Stock and received premium and accrued interest payments of $27.6 million cash. We recorded net charges totaling $25.0 million related to those transactions. As of August 8, 2006, $293.2 million principal amount of Notes remain outstanding. These transactions were made in reliance on the exemption from registration provided under Section 3(a)(9) of the Securities Act of 1933.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Solicitations or Recommendations. No persons have been employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer of Premium. For information regarding our financial advisor, conversion agent and information agent, see the information set forth in the Offering Circular under the headings “Financial Advisers,” “Information Agent” and “Conversion Agent,” which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a), (b) Financial Statements: The information in the Offering Circular under the headings “Capitalization,” “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends,” “Selected Historical Consolidated Financial and Operating Data,” and “Pro Forma Summary of Debt Maturities” and the financial statements and information contained in the reports described in the Offering Circular under the heading “Where You Can Find Additional Information” are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2) We are not aware of any governmental of federal or state regulatory approvals required for the consummation of the Offer of Premium, other than compliance with applicable securities laws.

(3)	None.

(4)	None.

(5)	None.

(b) Other Material Information. None.

ITEM 12. EXHIBITS.

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated August 10, 2006.

(a)(1)(ii)	Form of Special Conversion Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.
(a)(1)(iv)	Form of Letter to Clients.

(a)(5)	Press Release Regarding Offer, dated August 10, 2006.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

The Offer of Premium may constitute a “going-private” transaction within the meaning of Rule 13e-3 promulgated under the Exchange Act. The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offering Circular is incorporated herein by reference to the items required by Schedule 13E-3.

ITEM 2 OF SCHEDULE 13E-3. SUBJECT COMPANY INFORMATION

(d) Dividends. The information set forth in the Offering Circular under the heading “Price Ranges for Notes and Common Stock and Quarterly Cash Dividends” and “Dividend Policy” are incorporated herein by reference.

(e) Prior Public Offerings. In February 2003, the Company issued the Notes in the aggregate principal amount of $575,000,000 at an issue price of $1,000 per Note in a private placement. On April 30, 2003, the Securities and Exchange Commission declared effective the Company’s registration statement on Form S-3 pursuant to which holders of the Notes were able to resell the Notes or shares of our Common Stock into which the Notes are convertible.

(f) Prior Stock Purchases. During the 3rd quarter of 2005, the Company completed privately negotiated transactions with Note holders resulting in the early conversion of $188.4 million principal amount of the Notes (or approximately 32.8% of the Notes then outstanding) into the Company’s Common Stock. In these transactions, the participating holders converted their Notes into 6.1 million shares of the Company’s Common Stock and received $19.2 million in cash, which amount includes unpaid interest on the Notes through the date of the transactions and cash premiums paid to Note holders. The amounts of these cash premiums ranged from $94.40 to $100.70 per $1,000 principal amount of Notes converted, and the average of the cash premium was $96.90 per $1,000 principal amount of Notes converted.

During the 4th quarter of 2005, the Company completed privately negotiated transactions with Note holders resulting in the early conversion of $62.9 million principal amount of the Notes (or approximately 16.3% of the Notes then outstanding) into the Company’s Common Stock. In these transactions, the participating holders converted their Notes into 2.0 million shares of the Company’s Common Stock and received $5.9 million in cash, which amount includes unpaid interest on the Notes through the date of the transactions and cash premiums paid to Note holders. The amounts of these cash premiums ranged from $70.20 to $93.40 per $1,000 principal amount of Notes converted, and the average of the cash premium was $79.90 per $1,000 principal amount of Notes converted.

During the 1st quarter of 2006, the Company completed privately negotiated transactions with Note holders resulting in the early conversion of $11.0 million principal amount of the Notes (or approximately 3.4% of the Notes then outstanding) into the Company’s Common Stock. In these transactions, the participating holders converted their Notes into 0.4 million shares of the Company’s Common Stock and received $0.8 million in cash, which amount includes unpaid interest on the Notes through the date of the transactions and cash premiums paid to Note holders. The amount of the cash premium was $49.70 per $1,000 principal amount of Notes converted before accrued interest.

During the 2nd quarter of 2006, the Company completed privately negotiated transactions with Note holders resulting in the early conversion of $5.0 million principal amount of the Notes (or approximately 1.6% of the Notes then outstanding) into the Company’s Common Stock. In these transactions, the participating holders converted their Notes into 0.2 million shares of the Company’s Common Stock and received $0.3 million in cash, which amount includes unpaid interest on the Notes through the date of the transactions and cash premiums paid to Note holders. The amount of the cash premium was $44.40 per $1,000 principal amount of Notes converted before accrued interest.

During the 3rd quarter of 2006, the Company completed privately negotiated transactions with Note holders resulting in the early conversion of $14.5 million principal amount of the Notes (or approximately 4.7% of the Notes then outstanding) into the Company’s Common Stock. In these transactions, the participating holders converted their Notes into 0.5 million shares of the Company’s Common Stock and received $1.3 million in cash, which amount includes unpaid interest on the Notes through the date of the transactions and cash premiums paid to Note holders. The amount of the cash premium was $65.00 per $1,000 principal amount of Notes converted before accrued interest.

ITEM 3 OF SCHEDULE 13E-3. IDENTITY AND BACKGROUND OF FILING PERSON.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information required by this Item is set forth in our definitive proxy statement on Schedule 14A relating to our 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006 and is incorporated herein by reference. During the past five years, no director or executive officer of the Company has been convicted in a criminal proceeding or a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws. Each director and executive officer of the Company is a citizen of the Untied States except executive officer Adrianto Machribie, who is an Indonesian citizen.

ITEM 4 OF SCHEDULE 13E-3. TERMS OF THE TRANSACTION.

(c) Different Terms. Not applicable.

(d)	Appraisal Rights. Holders of the Notes are not entitled to appraisal or dissenters’ rights.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. The information set forth in the Offering Circular under the heading “Summary of the Offer - Will the Common Stock issued upon conversion of the Notes be listed for trading?” is incorporated herein by reference.

ITEM 5 OF SCHEDULE 13E-3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS.

(a) Transactions. The information required by this Item is set forth in our definitive proxy statement on Schedule 14A relating to our 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006 and is incorporated herein by reference.

(b) Significant Corporate Events. Not Applicable.

(c) Negotiations or Contacts. Not Applicable.

ITEM 7 OF SCHEDULE 13E-3. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)-(c) Purposes; Alternatives; Reasons. This information set forth in the Offering Circular under the headings “Summary - Background and Purpose” and “Special Factors - Background of and Reasons for the Offer” is incorporated herein by reference.

(d) Effects. The information set forth in the Offering Circular under the headings “Special Factors - Plans of the Company after the Offer; Effects of the Offer” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

ITEM 8 OF SCHEDULE 13E-3. FAIRNESS OF THE TRANSACTION.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Offering Circular under the heading “Special Factors - Fairness of the Offer” is incorporated herein by reference.

(c)  Approval of Security Holders. The Offer of Premium does not require the approval of unaffiliated security holders of the Company.

(d)  Unaffiliated Representative. None of our non-employee directors have retained an unaffiliated representative to act on behalf of unaffiliated security holders of the Company for purposes of negotiating the Offer of Premium or preparing a report concerning the fairness of the Offer of Premium.

(e) Approval of Directors.  The Offer of Premium was unanimously approved by our non-employee directors and Board of Directors.

(f) Other Offers. Not applicable.

ITEM 9 OF SCHEDULE 13E-3. REPORTS, OPINIONS, APPRAISALS AND CERTAIN
NEGOTIATIONS.

(a) Report, Opinion or Appraisal. We did not receive any report, opinion or appraisal from an outside party that is materially related to the Offer of Premium.

(b), (c) Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. Not applicable.

ITEM 10 OF SCHEDULE 13E-3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

(c) Expenses. The information set forth in the Offering Circular under the heading “Fees and Expenses” is incorporated herein by reference. The Company will be responsible for paying all such expenses.

ITEM 12 OF SCHEDULE 13E-3. THE SOLICITATION OR RECOMMENDATION.

(d), (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. No director, officer or affiliate of the company currently owns any Notes or has made a recommendation either in support of or opposed to the Offer of Premium.

ITEM 14 OF SCHEDULE 13E-3. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(b) Employees and corporate assets. Certain officers or other employees of the Company may respond to questions regarding the Offer of Premium and solicit tenders of Notes in the Offer of Premium. No special compensation will be paid to any such officer or employee for any duties performed in connection with the Offer of Premium, which will be identical to their regular duties.

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            FREEPORT-McMoRan COPPER & GOLD INC.

                            By:  /s/ Kathleen L. Quirk
Kathleen L. Quirk
Senior Vice President, Chief Financial Officer
& Treasurer

Dated: August 10, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated August 10, 2006.

(a)(1)(ii)	Form of Special Conversion Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.

(a)(1)(iv)	Form of Letter to Clients.

(a)(5)	Press Release Regarding Offer, dated August 10, 2006.

E-1